EXHIBIT 114


                   PIRELLI & C. SPA, SINTONIA SPA/SINTONIA SA
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                               JOINT PRESS RELEASE
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     PIRELLI AND SINTONIA: AGREEMENT FOR SALE OF 100% OF OLIMPIA TO PRIMARY
    INSTITUTIONAL FINANCIAL INVESTORS AND INDUSTRIAL OPERATORS FOR AN AMOUNT
                              ABOVE 4 BILLION EUROS


Milan, 28 April 2007 - Pirelli & C. SpA, Sintonia SpA and Sintonia SA declare that they have reached an agreement with primary institutional financial investors and industrial operators for the sale of 100% of the capital of Olimpia SpA, a company 80% owned by Pirelli & C. SpA and 20% owned together by Sintonia SpA and Sintonia SA.

The acquisition will be effected by a vehicle company owned by Assicurazioni Generali SpA, Intesa San Paolo SpA, Mediobanca SpA, Sintonia SA and Telefonica SA.

The provisional price of the sale is about 4.1 billion euros. The definitive consideration will be determined by the difference between the 2,407,345,359 Telecom Italia shares owned by Olimpia, valued at 2.82 euros each, and the net financial debt of Olimpia calculated on the closing date of the agreement including the 337 million euros of dividends cashed in from Telecom Italia.

The transaction will determine a positive impact on the net financial position of Pirelli & C. SpA of about 3.3 billion euros.

The closing is expected by the end of October 2007.

The transaction, approved by the Board of Directors of Pirelli & C. SpA, which met today, and by the competent organs of Sintonia SpA and Sintonia SA, is subject to approval and authorizations by competent authorities.

The Board of Directors of Pirelli & C. SpA, in addition, expressed appreciation for the transaction and received favourably the proposal by the Chairman, Marco Tronchetti Provera, to evaluate investment opportunities in the core businesses of the Group (tyres, real estate, broadband and environment).